

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2019

Ozan Dokmecioglu
Chief Financial Officer
Keurig Dr Pepper Inc.
53 South Avenue
Burlington, Massachusetts 01803

      Re: Keurig Dr Pepper Inc.
          Form 10-K for Fiscal Year Ended December 31, 2018
          Filed February 28, 2019
          File No. 001-33829

Dear Mr. Dokmecioglu:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          CF Office of Manufacturing